ING USA Annuity and Life Insurance Company
Separate Account B

ING Rollover Choice[SM] Variable Annuity

Supplement dated May 3, 2006 to the Contract Prospectus dated April 28, 2006

This supplement updates certain information contained in the variable annuity Contract Prospectus. Please read it carefully and keep it with your variable annuity Contract Prospectus.

The Fund List located on the second page of the Contract Prospectus is deleted and replaced with the following:

Fidelity® VIP Contrafund® Portfolio (Service Class 2)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Large Company Value Portfolio (Service Class)
ING American Century Select Portfolio (Service Class)[1]
ING American Century Small-Mid Cap Value Portfolio (Service Class)[2]
ING American Funds Growth Portfolio[3]
ING American Funds Growth-Income Portfolio[3]
ING American Funds International Portfolio[3]
ING Baron Small Cap Growth Portfolio (Service Class)
ING Davis Venture Value Portfolio (Service Class)[2]
ING Evergreen Omega Portfolio (Class S)
ING FMR[SM] Earnings Growth Portfolio (Class S)
ING Fundamental Research Portfolio (Service Class)
ING GET U.S. Core Portfolio[4]
ING Goldman Sachs® Capital Growth Portfolio (Service Class)[5]
ING JPMorgan International Portfolio (Service Class)[2]
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Legg Mason Partners Aggressive Growth Portfolio (Service Class)[2]
ING Legg Mason Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING MFS Capital Opportunities Portfolio (Service Class)
ING MFS Total Return Portfolio (Class S)
ING OpCap Balanced Value Portfolio (Service Class)
ING Oppenheimer Global Portfolio (Service Class)[1]
ING Oppenheimer Strategic Income Portfolio (Service Class)
ING PIMCO Core Bond Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Portfolio (Service Class)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Solution 2015 Portfolio (Service Class)[6]
ING Solution 2025 Portfolio (Service Class)[6]

ING Solution 2035 Portfolio (Service Class)[6]
ING Solution 2045 Portfolio (Service Class)[6]
ING Solution Income Portfolio (Service Class)[6]
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Service Class)
ING UBS U.S. Large Cap Equity Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Service Class)[1]
ING VP Balanced Portfolio, Inc. (Class S)
ING VP Financial Services Portfolio (Class S)
ING VP Global Science and Technology Portfolio (Class S)
ING VP Growth and Income Portfolio (Class S)
ING VP Growth Portfolio (Class S)
ING VP Index Plus International Equity Portfolio (Class S)
ING VP Index Plus LargeCap Portfolio (Class S)
ING VP Index Plus MidCap Portfolio (Class S)
ING VP Index Plus SmallCap Portfolio (Class S)
ING VP Intermediate Bond Portfolio (Class S)
ING VP International Equity Portfolio (Class S)
ING VP International Value Portfolio (Class S)
ING VP LargeCap Growth Portfolio (Class S)
ING VP MidCap Opportunities Portfolio (Class S)
ING VP Real Estate Portfolio (Class S)
ING VP Small Company Portfolio (Class S)
ING VP SmallCap Opportunities Portfolio (Class S)
ING VP Strategic Allocation Conservative Portfolio (Class S)[2]
ING VP Strategic Allocation Growth Portfolio (Class S)
ING VP Strategic Allocation Moderate Portfolio (Class S)[2]
ING VP Value Opportunity Portfolio (Class S)
Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Equity Income VCT Portfolio (Class II)

(1) As of April 29, 2005, Initial Class shares of these funds were closed for further investment.
(2) This fund has changed its name to the name listed above. See Appendix B – The Investment Portfolios for a complete list of former and current fund names.
(3) These portfolios are "Master-Feeder" funds. See "Fees – Fund Fees and Expenses" for additional information.
(4) The ING GET U.S. Core Portfolio is not currently available for investment.
(5) Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
(6) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.